Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 37-I dated January 31, 2014
underlying supplement no. 21-I dated January 31, 2014 and
underlying supplement no. 22-I dated January 31, 2014	Term Sheet to Product Supplement No. 37-I Registration Statement No. 333-1177923 Dated February 5, 2014; Rule 433

Structured Investments	$ Callable Range Accrual Notes linked to the Performance of the European Union Euro Relative to the U.S. Dollar and the S&P 500® Index due February 28, 2029

General

•	The notes are designed for investors who seek interest payments linked to the performance of the European Union euro relative to the U.S. dollar and the S&P 500® Index, while seeking payment of their principal in full at maturity. For each interest payment period, interest will accrue at the applicable Interest Factor only on calendar days with respect to which (a) the FX Rate of the European Union euro against the U.S. dollar as of the applicable FX Determination Date is less than or equal to the FX Strike of 1.5500 and (b) the Equity Index Level of the S&P 500® Index as of the applicable Equity Index Determination Date is greater than or equal to the Equity Index Strike of between 73% and 77% of the Initial Index Level. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing February 28, 2029*
•	Minimum denominations of $1,000 and integral multiples thereof
•	At our option, we may redeem the notes, in whole but not in part, on any of the specified Redemption Dates by providing at least 5 business days’ notice. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 37-I, underlying supplement no. 21-I or underlying supplement no. 22-I, will supersede the terms set forth in product supplement no. 37-I, underlying supplement no. 21-I or underlying supplement no. 22-I. In particular, whether the Accrual Provision is satisfied will depend on the performance of the European Union euro relative to the U.S. dollar on the FX Determination Date and the Equity Index Level on the Equity Index Determination Date, as set forth below, and interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or Redemption Date. Please refer to “Additional Key Terms — Accrual Provision,” “Additional Key Terms — Equity Index Determination Date; — FX Determination Date,” “Key Terms — Redemption Feature” and “Selected Purchase Considerations — Monthly Interest Payments” in this term sheet for more information.
•	The notes are expected to price on or about February 25, 2014 (the “Pricing Date”) and are expected to settle on or about February 28, 2014.

Key Terms

Maturity Date:*	If the notes have not been redeemed, February 28, 2029, or if such day is not a business day, the next succeeding business day
Original Issue Date (Settlement Date):	February 28, 2014
Payment at Maturity:	If the notes have not been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Redemption Feature:	At our option, we may redeem the notes, in whole but not in part, on the 28th calendar day of February, May, August and November of each year, commencing February 28, 2019 (each, a “Redemption Date”) by providing at least 5 business days’ notice; provided, however, that if any Redemption Date is not a business day, then such Redemption Date shall be the following business day. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date.
Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 × Interest Rate × (number of days in the Interest Period / 360),

where, the number of days in the Interest Period will be calculated on the basis of a year of 360 days with twelve months of thirty days each

Interest Rate:	With respect to each Interest Period, a rate per annum, calculated as follows:
	Interest Factor ×	Variable Days Actual Days

where, “Variable Days” means the actual number of calendar days during that Interest Period on which the Accrual Provision is satisfied, and “Actual Days” means the actual number of calendar days in that Interest Period.

The Interest Rate may not equal the Interest Factor during any Interest Period. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied and may be zero.

Interest Factor:	7.00% per annum
Interest Period:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date
Other Key Terms:	See “Additional Key Terms” beginning on TS-1 of this term sheet.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 37-I.

Investing in the Callable Range Accrual Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 37-I, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement no. 21-I, “Risk Factors” beginning on page US-4 of the accompanying underlying supplement no. 22-I, and “Selected Risk Considerations” beginning on page TS-5 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees and Commissions(3)	Proceeds to Issuer
Per note	At variable prices	$	$
Total	At variable prices	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices will not be less than $960.00 per $1,000 principal amount note and not more than $1,000.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-36 of the accompanying product supplement no. 37-I.
(3)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $37.50 per $1,000 principal amount note and in no event will these selling commissions exceed $50.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-36 of the accompanying product supplement no. 37-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $915.00 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $900.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 5, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 37-I, underlying supplement no. 21-I, underlying supplement no. 22-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 37-I dated January 31, 2014, underlying supplement no. 21-I dated January 31, 2014 and underlying supplement no. 22-I dated January 31, 2014. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 37-I, “Risk Factors” in underlying supplement no. 21-I and “Risk Factors” in underlying supplement no. 22-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 37-I dated January 31, 2014: http://www.sec.gov/Archives/edgar/data/19617/000095010314000622/crt_dp43365-424b2.pdf
•	Underlying supplement no. 21-I dated January 31, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214000661/e57163_424b2.pdf
•	Underlying supplement no. 22-I dated January 31, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214000665/e57162_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Interest Payment Dates**:	Interest on the notes will be payable quarterly in arrears on the 28st calendar day of February, May, August and November of each year (each such date, an “Interest Payment Date”), commencing May 28, 2014, up to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. See “Selected Purchase Considerations — Quarterly Interest Payments” in this term sheet for more information.
Accrual Provision:	For each Interest Period, the Accrual Provision will be deemed to have been satisfied on each calendar day during that Interest Period on which both (a) the FX Rate as of the applicable FX Determination Date is less than or equal to the FX Strike and (b) the Equity Index Level as of the applicable Equity Index Determination Date is greater than or equal to the Equity Index Strike. If, with respect to any calendar day, the FX Rate determined on the applicable FX Determination Date is greater than the FX Strike or the Equity Index Level determined on the applicable Equity Index Determination Date is less than the Equity Index Strike, then the Accrual Provision will be deemed not to have been satisfied for that calendar day. Notwithstanding the foregoing, the Accrual Provision will be deemed to have not been satisfied on a calendar day if a market disruption event occurred or was continuing on the originally scheduled FX Determination Date or Equity Index Determination Date, as applicable, for that calendar day and on each of the four Currency Business Days or Trading Days, as applicable, immediately following that originally scheduled FX Determination Date or Equity Index Determination Date, as applicable; provided, however, that the applicable FX Determination Date or Equity Index Determination Date will not be postponed to a day after the Business Day immediately preceding the applicable Exclusion Period.
Reference Currency:	European Union euro (EUR)
Base Currency:	U.S. dollar (USD)
FX Strike:	1.5500
FX Rate:	The FX Rate on any relevant day is expressed as a number of U.S. dollars per one European Union euro and is equal to the U.S. dollars per European Union Euro exchange rate as reported by Reuters Group PLC (“Reuters”) on Reuters page WMRSPOT05 (or any substitute page) at approximately 4:00 p.m., Greenwich Mean Time, on that day. The FX Rate increases as the European Union euro appreciates relative to the U.S. dollar and decreases as the European Union euro depreciates relative to the U.S. dollar.
Equity Index:	The S&P 500® Index
Equity Index Strike:	Between 73% and 77% of the Initial Index Level. The actual Equity Index Strike will be provided in the pricing supplement and
JPMorgan Structured Investments —	TS-2
Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index

will not be less than 73% or greater than 77% of the Initial Index Level.
Initial Index Level:	The Equity Index Level on the Pricing Date
Equity Index Level:	On any relevant day, the official closing level of the S&P 500® Index published on Bloomberg Professional® Service page “SPX Index HP” with respect to that day. In certain circumstances, the Equity Index Level will be based on the alternative calculation of the Equity Index as described under “Supplemental General Terms of Notes — Discontinuation of an Index; Alteration of Method Calculation” in the accompanying underlying supplement no. 21-I.
FX Determination Date:	Notwithstanding what is otherwise provided in the accompanying underlying supplement no. 22-I, for each calendar day during an Interest Period, the second Currency Business Day prior to that calendar day; provided, however, that if a market disruption event occurs or is continuing on that Currency Business Day, then the Currency Business Day immediately following that Currency Business Day on which no market disruption event occurs or is continuing. Notwithstanding the foregoing, for all calendar days in an Exclusion Period, the FX Determination Date will be the first Currency Business Day that precedes that Exclusion Period.
Equity Index Determination Date:	Notwithstanding what is otherwise provided in the accompanying underlying supplement no. 21-I, for each calendar day during an Interest Period, the second Trading Day prior to that calendar day; provided, however, that if a market disruption event occurs or is continuing on that Trading Day, then the Trading Day immediately following that Trading Day on which no market disruption event occurs or is continuing. Notwithstanding the foregoing, for all calendar days in an Exclusion Period, the Equity Index Determination Date will be the first Trading Day that precedes that Exclusion Period.
Currency Business Day:	With respect to the Reference Currency, a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is Frankfurt, Germany), (b) banking institutions in the City of New York and the principal financial center for the Reference Currency are not otherwise authorized or required by law, regulation or executive order to close and (c) the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET2”) is open, each as determined by the calculation agent.
Trading Day:	A day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchanges for securities underlying the S&P 500® Index or the relevant successor index, if applicable, and (ii) the exchanges on which futures or options contracts related to the S&P 500® Index or the relevant successor index, if applicable, are traded.
Exclusion Period:	The period commencing on the sixth Business Day prior to but excluding each Interest Payment Date
Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted
CUSIP:	48126NUE5

** Subject to postponement as described under “Description of Notes — Interest — General Terms Relating to Interest” in the accompanying product supplement no. 37-I

JPMorgan Structured Investments —	TS-3
Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least the principal amount of your notes if you hold the notes to maturity or upon redemption, regardless of whether the Accrual Provision is satisfied for any calendar day of any Interest Period. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	QUARTERLY INTEREST PAYMENTS — The notes offer quarterly interest payments at the applicable Interest Rate. Interest will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the Variable Days divided by the Actual Days. Interest, if any, will be payable quarterly in arrears on the 28th calendar day of February, May, August and November of each year (each such date, an “Interest Payment Date”), commencing May 28, 2014, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment will be made on the next Business Day immediately following that day, provided that interest will accrue to but excluding that Interest Payment Date, as postponed.
•	POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on the 28th calendar day of February, May, August and November of each year (each such date, a “Redemption Date”), commencing February 28, 2019 for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date.
•	INTEREST RATE LINKED TO THE PERFORMANCE OF THE EUROPEAN UNION EURO RELATIVE TO THE U.S. DOLLAR AND THE S&P 500® INDEX — The interest rate on the notes is linked to the performance of the European Union euro relative to the U.S. dollar and the S&P 500® Index. The FX Rate increases as the European Union euro appreciates relative to the U.S. dollar and decreases as the European Union euro depreciates relative to the U.S. dollar. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “The S&P 500® Index” in the accompanying underlying supplement no. 21-I.
•	TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” and in particular the subsection thereof entitled “—Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement no. 37-I.

Based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Assuming this treatment is respected, you generally will be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, subject to certain adjustments to reflect the differences between the actual and “projected” amounts of any payments you receive during the year, with the result that your taxable income in any year may differ significantly from the interest payments, if any, you receive in that year. Upon sale or exchange (including at maturity or upon redemption), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of original issue discount you have accrued in respect of the note (determined without regard to any of the adjustments described above), and decreased by the amount of any projected payments in respect of the note through the date of the sale or exchange. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “—Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — Because the notes will be offered to initial purchasers at varying prices, the issue price of the notes is uncertain. We intend to treat the issue price as $1,000 for each $1,000 principal amount note, and to determine the projected payment schedule accordingly. Upon the pricing of the notes, you may obtain the comparable yield and projected payment schedule by submitting a written request for this information to us at: JPMorgan, Structured Investments Team, 5th Floor, 383 Madison Avenue, New York, NY, 10179. If the notes had priced on February 5, 2014 and we had determined the comparable yield on that date, it would have been an annual rate of 4.46%, compounded semiannually. The actual comparable yield that we will determine for the notes may be higher or lower than 4.46%, and will depend upon a variety of factors,
JPMorgan Structured Investments —	TS-4
Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index

including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts (if any) of any interest payments that we will make on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 37-I dated January 31, 2014, the “Risk Factors” section in the accompanying underlying supplement no. 21-I dated January 31, 2014 and the “Risk Factors” section in the accompanying underlying supplement no. 22-I dated January 31, 2014.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE — The rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on whether the Accrual Provision is satisfied, and whether such Accrual Provision is satisfied will depend on the daily fluctuations in the FX Rate and the Equity Index Level. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the FX Rate and the Equity Index Level, the notes do not actually pay interest that tracks the performance of the FX Rate or the return of the Equity Index. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.
•	The interest rate on the notes is limited by the interest factor —The Interest Rate for each Interest Period will be limited by the Interest Factor. Interest will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the Variable Days divided by the Actual Days. As a result, the Interest Rate for any Interest Period will never exceed the Interest Factor.
•	The interest rate on the notes is based on an Accrual Provision linked to THE fX RATE and the EQUITY INDEX LEVEL, which may result in an interest rate of zero — Although the maximum rate is equal to the Interest Factor of 7.00% per annum, for every calendar day during any Interest Period on which the Accrual Provision is not satisfied, the Interest Rate for that Interest Period will be reduced. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any calendar day. The amount of interest that accrues on the notes in any Interest Period may decrease even if the FX Rate decreases (if the European Union euro depreciates relative to the U.S. dollar) or the Equity Index Level increases. If the Accrual Provision is not satisfied for an entire Interest Period, the Interest Rate for that period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	WHETHER THE Accrual PROVISION IS SATISFIED WILL DEPEND ON A NUMBER OF FACTORS, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO — The amount of interest, if any, payable on the notes will depend on a number of factors that can affect the level of the FX Rate and the Equity Index Level including, but not limited to:
•	changes in, or perceptions about, future exchange rates between the European Union euro and the U.S. dollar and Equity Index Levels;
•	general economic conditions;
•	prevailing interest rates;
•	the dividend rates on the equity securities underlying the S&P 500® Index; and
•	policy of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors” in the accompanying product supplement no. 37-I, “Risk Factors” in the accompanying underlying supplement 21-I and “Risk Factors” in the accompanying underlying supplement 22-I for additional information about these risks.
JPMorgan Structured Investments —	TS-5
Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index

In addition, we are currently one of the companies that make up the Equity Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Equity Index and the notes.

•	THE REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If we redeem the notes, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Redemption Date.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced to as short as five years and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the
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Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index

projected hedging profits, if any, estimated hedging costs and the level of the FX Rate and the Equity Index, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the expected volatility of the S&P 500® Index;
•	the exchange rate and the volatility of the exchange rate between the European Union euro and the U.S. dollar;
•	suspension or disruption of market trading in the European Union euro or the U.S. dollar;
•	the time to maturity of the notes;
•	the redemption feature and whether we are expected to redeem the notes, which are likely to limit the value of the notes;
•	the dividend rates on the equity securities underlying the Equity Index;
•	the expected positive or negative correlation between the exchange rate between the European Union euro and the U.S. dollar and the S&P 500® Index, or the expected absence of any such correlation;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	Variable price reoffering risks — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $960.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	LONGER DATED NOTES MAY EXPOSE YOU TO GREATER RISK THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically you may be negatively affected if certain interest rate scenarios occur or if the FX Rate is greater than the FX Strike, or if the Equity Index Level is less than the Equity Index Strike* for part of or an entire Interest Period. If the FX Rate is greater than the FX Strike or if the Equity Index Level is less than the Equity Index Strike* for the entire Interest Period, you will be holding the equivalent of a long dated zero coupon debt security. The market value of your notes in that scenario may be substantially less than par because the value of the notes will be equal to the present value of the notes at the then applicable discount rate. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than for notes with shorter tenors. Therefore, assuming the notes have not been called and that short-term interest rates rise, the market value of a longer dated note will be lower than the market value of a short term note with similar terms.

*The actual Equity Index Strike will be provided in the pricing supplement and will not be less than 73% or greater than 77% of the Initial Index Level.

CORRELATION (OR THE LACK OF CORRELATION) BETWEEN THE PERFORMANCE OF THE EUROPEAN UNION EURO RELATIVE TO THE U.S. DOLLAR AND THE EQUITY INDEX MAY ADVERSELY AFFECT YOUR INTEREST PAYMENTS — The Interest Rate of the notes is linked to the performance of the European Union euro relative to the U.S. dollar and the Equity Index. On any calendar day in an Interest Period, interest will accrue on the notes on that day if both (i) the FX Rate applicable to that day is less than or equal to the FX Strike and (ii) the Equity Index Level applicable to that day is greater than or equal to the Equity Index Strike. The actual Equity Index Strike will be provided in the pricing supplement and will not be less than 73% or greater than 77% of the Initial Index Level. Changes in the value of the European Union euro relative to the U.S. dollar and the Equity Index Level may positively correlate with each other or have no correlation with each other. Thus, at a time when the Equity Index Level increases, the FX Rate may also increase (i.e., the European Union euro appreciates relative to the U.S. dollar); as a result, the Interest Rate calculation and your interest payments on the notes may be adversely affected. In addition, high negative correlation between movements in the performance of the European Union euro relative to the U.S. dollar and the Equity Index may also adversely affect the Interest Rate calculation and your interest payments on the notes during periods in which both the Equity Index Level decreases and the FX Rate increases (i.e., the European Union euro appreciates relative to the U.S. dollar).

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the European Union euro or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the European Union, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

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Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the European Union and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in the European Union and the United States; and
•	the extent of governmental surplus or deficit in the European Union and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union and the United States, and those of other countries important to international trade and finance.

•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the European Union and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the European Union euro relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities underlying the S&P 500® Index would have.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum for JPMS’s estimated value set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value.
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Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods. For purposes of the following examples, we have assumed that there are 90 days in the applicable Interest Period and that the FX Rate is less than or equal to the FX Strike of 1.5500 and that the notes have not been previously redeemed. The hypothetical FX Rates, Equity Index Levels and Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual levels of the FX Rates, Equity Index Levels or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Equity Index Level is greater than or equal to the Equity Index Strike on 70 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 70 calendar days and the Interest Factor is 7.00%, the Interest Rate for the Interest Period is 5.44% per annum, calculated as follows:

7.00% × ( 70 / 90 ) = 5.44% per annum

Example 2: The Equity Index Level is greater than or equal to the Equity Index Strike on 50 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 50 calendar days and the Interest Factor is 7.00%, the Interest Rate for the Interest Period is 3.88% per annum, calculated as follows:

7.00% × ( 50 / 90 ) = 3.88% per annum

Example 3: The Equity Index Level is less than the Equity Index Strike on each calendar day during the Interest Period. Regardless of the Interest Factor, because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period is 0.00% per annum.

The hypothetical calculations shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

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Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index

Historical Information

The graph below sets forth the weekly historical performance of the European Union euro relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of the U.S. dollars that can be exchanged for one European Union euro, which we refer to as the exchange rate), as shown on Bloomberg Financial Markets, from January 2, 2009 through January 31, 2014. The exchange rate of the European Union euro relative to the U.S. dollar on February 4, 2014 was 1.3519.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets, without independent verification, and may not be indicative of the FX Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the FX Rate. The FX Rate increases when the European Union euro appreciates in value against the U.S. dollar.

The FX Rate on February 4, 2014 was 1.35105, calculated in the manner set forth under “Additional Key Terms — FX Rate” on TS-2 of this term sheet. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the FX Rate on any FX Determination Date. We cannot give you assurance that the performance of the European Union euro relative to the U.S. dollar will result in any Interest Payments.

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Equity Index Levels from January 2, 2009 through January 31, 2014. The Equity Index Level on February 4, 2014 was 1,755.20. We obtained the Equity Index Levels below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Equity Index should not be taken as an indication of future performance, and no assurance can be given as to the Equity Index Level on any of the Equity Index Determination Dates. We cannot give you assurance that the performance of the Equity Index will result in any interest payments.

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Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes. The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Interest Rate Linked to the Performance of the European Union euro relative to the U.S. Dollar and the S&P 500® Index” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

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Callable Range Accrual Notes linked to the Performance of the European Euro Relative to the U.S. Dollar and the S&P 500® Index